Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 10, 2013	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports record production of 28,328 gold ounces for the first quarter of 2013

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s first quarter ended March 31, 2013. The Company achieved record gold production of 28,328 ounces for the quarter, an increase of 31.6% over the same period last year.

Category	Jan-Mar 2013	Jan-Mar 2012	% Change
Ore Processed (Dry t)	1,787,262	1,255,477	42.4
Average Grade Processed (g/t Au)	0.825	0.772	6.9
Low Grade Stockpiled (t)	399,784	804,585	(50.3)
Average Grade Stockpiled (g/t Au)	0.261	0.271	(3.7)
Waste Mined (t)	6,375,048	3,879,662	64.3
Total Mined (t)	8,562,094	5,939,724	44.1
Strip Ratio	2.91	1.88	54.8
Gold Produced (oz)	28,328	21,532	31.6
Gold Sold (oz)	28,642	21,235	34.9
Silver Sold (oz)	14,313	11,740	21.9
Days	90	91	(1.1)
Average Ore Processed (t/d)	19,858	13,796	43.9
Average Total Mined (t/d)	95,134	65,272	44.1

“We had a record operating quarter to start 2013” stated Bruce Bragagnolo, CEO of Timmins Gold. “We continue to realize the benefit of our Stage 2 crusher expansion as seen with the record throughput and production this quarter. Gold ounces produced was up over 15% quarter-on-quarter and crusher throughput was up over 22% quarter-on-quarter. Crushing throughput is planned to increase further as we continue to optimize the existing crushing circuits and add our third crushing circuit, the equipment for which is scheduled to arrive imminently.”

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 125,000 to 130,000 ounces of gold in 2013.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.